January 15, 1996

     To the Board of Directors and Management of the American Capital Growth and Income Fund


     We have examined the accompanying description of the specific control objectives and the control procedures that achieve those objectives of the American Capital Growth and Income Fund (the "Fund") relating to that segment of its system for allocating the results of operations of the Fund to separate classes of shares and calculating the respective net asset values and dividends and distributions (the "Multiple Class System") as of November 30, 1995. Our examination included procedures to obtain reasonable assurance about whether (1) the accompanying description presents fairly, in all material respects, the aspects of the Fund's policies and procedures that may be relevant to understanding the internal control structure relating to the Multiple Class System and review, (2) the control structure policies and procedures included in the description were suitably designed to achieve the control objectives specified in the description, if those policies and procedures were complied with satisfactorily, and (3) such policies and procedures had been placed in operation as of November 30, 1995. The control objectives were specified by management of the Fund. Our examination was performed in accordance with standards established by the American Institute of Certified Public Accountants and included those procedures we considered necessary in the circumstances to obtain a reasonable basis for rendering our opinion.

     In our opinion, the accompanying description of the Multiple Class System presents fairly, in all material respects, the relevant aspects of the Fund's policies and procedures that had been placed in operation as of November 30, 1995. Also, in our opinion, the policies and procedures, as described, are suitably designed to provide reasonable assurance that the specified control objectives would be achieved if the described policies and procedures were complied with satisfactorily.

     In addition to the procedures we considered necessary to render our opinion as expressed in the previous paragraph, we applied tests to specific policies and procedures in the Multiple Class System as listed in the Appendix (Price Waterhouse LLP Tests of Operating Effectiveness) to obtain evidence about the effectiveness of such policies and procedures in meeting the control objectives during the year ended November 30, 1995. The specific policies and procedures and the nature, timing, extent, and results of the tests are listed in the Appendix of this report. In our opinion, the policies and procedures that were tested were operating with sufficient effectiveness to provide reasonable, but not absolute, assurance that the control objectives specified were achieved during the period indicated.

     The description of specific policies and procedures of the Fund's Multiple Class System is as of November 30, 1995, and information about tests of the operating effectiveness of specified policies and procedures covered the period from December 1, 1994 to November 30, 1995. Any projection of such information to the future is subject to the risk that, because of change, the description may no longer portray the system in existence.
     The potential effectiveness of specific policies and procedures from the Fund's system under review is subject to inherent limitations and, accordingly, errors or irregularities may occur and not be detected. Furthermore, the projection of any conclusions, based on our findings, to future periods is subject to the risk that changes may alter the validity of such conclusions.

     This report is intended solely for use by the Directors and management of the fund and the Securities and Exchange Commission and should not be used for any other purpose.

        /s/ PRICE WATERHOUSE LLP